June 13, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Lauren Nguyen
Juan Grana
Michael Fay
Tayyaba Shafique

Re:	Caris Life Sciences, Inc.
Registration Statement on Form S-1, as amended
File No. 333-287551

Acceleration Request
Requested Date: June 17, 2025
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Caris Life Sciences, Inc. (the “Company”) for acceleration of the effective time of the above-referenced Registration Statement, requesting effectiveness as of 4:00 P.M., Eastern Time, on June 17, 2025, or at such later time as the Company or its outside counsel, Latham & Watkins LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BOFA SECURITIES, INC.
J.P. MORGAN SECURITIES LLC
GOLDMAN SACHS & CO. LLC
CITIGROUP GLOBAL MARKETS INC.

As representatives of the underwriters

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name: David Ke
Title: Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Lyla Bibi Maduri
Name: Lyla Bibi Maduri
Title: Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Tai Hah
Name: Tai Hah
Title: Global Head of MedTech

[Signature Page to Underwriters’ Acceleration Request]